UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section

14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

(Amendment No. 1)

VIASYS Healthcare Inc.

(Name of Subject Company)

Eagle Merger Corp.,

a wholly owned subsidiary of

Cardinal Health, Inc.

(Name of Filing Person—Offerors)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

92553Q209

(CUSIP Number of Class of Securities)

Ivan K. Fong, Esq.

Chief Legal Officer and Secretary

Cardinal Health, Inc.

7000 Cardinal Place

Dublin, Ohio 43017

Telephone: (614) 757-5000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copy To:

David A. Katz, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Telephone: (212) 403-1000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$1,667,555,149.50	$51,193.94
*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(d) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The transaction valuation was calculated by multiplying the offer price of $42.75 per share by 39,007,138, the number of shares of common stock, par value $0.01 per share (“Shares”), of VIASYS Healthcare Inc. (“VIASYS”) outstanding on a fully diluted basis as of May 8, 2007, as represented by VIASYS in the Agreement and Plan of Merger with Cardinal Health, Inc., which Shares consist of (a) 33,340,002 Shares issued and outstanding, (b) 3,548,271 Shares subject to issuance upon exercise of outstanding options, (c) 225,352 Shares subject to issuance pursuant to outstanding restricted stock units, (d) 78,000 Shares subject to issuance pursuant to outstanding deferred stock awards, (e) 1,583,641 Shares reserved for future grant and issuance under the VIASYS stock plan and (e) 231,872 Shares reserved for future issuance under the VIASYS employee stock purchase plan.

**	The amount of the filing fee, calculated in accordance with Section 13(e) of the Exchange Act, equals $30.70 per million dollars of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $51,193.94.	Filing Party: Cardinal Health, Inc. and Eagle Merger Corp.
Form or Registration No.: Schedule TO.	Date Filed: May 23, 2007.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed with the U.S. Securities and Exchange Commission on May 23, 2007 by Cardinal Health, Inc., an Ohio corporation (“Cardinal Health”), and Eagle Merger Corp., a Delaware corporation and wholly owned subsidiary of Cardinal Health (“Offeror”), relating to the offer by Offeror to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of VIASYS Healthcare Inc., a Delaware corporation (“VIASYS”), for $42.75 per Share (plus, if the first acceptance for payment by Offeror of the Shares tendered in the Offer has not occurred on or prior to June 25, 2007, an additional $0.007027 per Share for each day during the period commencing on June 25, 2007 and ending on such date of first acceptance), net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 23, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with any amendments or supplements to the Offer to Purchase and the Letter of Transmittal, collectively constitute the “Offer”). The Offer is made pursuant to the Agreement and Plan of Merger, dated as of May 11, 2007 (the “Merger Agreement”), among Cardinal Health, Offeror and VIASYS.

All capitalized terms used in this Amendment No. 1 without definition have the meanings ascribed to them in the Schedule TO or the Offer to Purchase.

The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amendment by reference to all of the applicable items in the Schedule TO, except that such information is amended and supplemented to the extent specifically provided in this Amendment No. 1.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 7 of the Schedule TO is hereby amended and restated in its entirety as follows:

“Offeror estimates that the total amount of funds required to purchase all outstanding Shares pursuant to the Offer and to complete the Merger and to pay related fees and expenses will be approximately $1.5 billion after giving effect to proceeds received in connection with the exercise of VIASYS options and excluding VIASYS’ fees and expenses. In addition, after completion of the Offer, to the extent that it is not left outstanding on the same or modified terms, Cardinal Health expects to repay or refinance up to approximately $45 million of outstanding indebtedness of VIASYS. Cardinal Health expects to repay or refinance any outstanding indebtedness under VIASYS’ credit revolver facility. Cardinal Health will ensure that Offeror has sufficient funds to acquire all of the outstanding Shares pursuant to the Offer and the Merger. Cardinal Health will have available the necessary funds to complete the Offer and the Merger from its existing cash on hand and from the issuance of debt securities, and will cause Offeror to have sufficient funds available to complete the Offer and the Merger.

On June 5, 2007, Cardinal Health priced the issuance of $600 million aggregate principal amount of notes in a private placement under Rule 144A of the Securities Act. The notes will be issued in two series: (1) $300 million aggregate principal amount of 5.65% notes due 2012, and (2) $300 million aggregate principal amount of 6.0% notes due 2017. Each series of the notes will be senior unsecured debt obligations of Cardinal Health, and will contain customary covenants for debt obligations of the type, including, among other things, limitations on the incurrence of liens and subsidiary indebtedness and limitations on sale and leaseback transactions.

Cardinal Health may redeem the notes of each series prior to maturity, in whole or in part, at a redemption price equal to the greater of the principal amount of such notes and a make-whole premium, plus, in each case, accrued and unpaid interest. Upon the occurrence of “a change of control repurchase event”, Cardinal Health will be required to make an offer to purchase the notes of each series, at a price equal to 101% of the principal amount of such series, plus accrued and unpaid interest to the date of repurchase.

Under a registration rights agreement to be executed in connection with the issuance of the notes, Cardinal Health will agree to certain obligations with respect to registration of the notes under the Securities Act. The interest rate on the notes will increase if Cardinal Health does not comply with certain of its obligations or meet certain deadlines under the registration rights agreement.”

ITEM 11.	ADDITIONAL INFORMATION.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text hereto:

“On May 29, 2007, Cardinal Health received clearance from the German Federal Cartel Office, which is the relevant governmental authority in Germany.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 5, 2007

CARDINAL HEALTH, INC.

By:	/S/ JEFFREY W. HENDERSON
Name: Jeffrey W. Henderson Title: Chief Financial Officer

EAGLE MERGER CORP.

By:	/S/ JEFFREY W. HENDERSON
Name: Jeffrey W. Henderson Title: Treasurer